Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-287629

Relating to the

Preliminary Prospectus Supplement

Dated November 18, 2025

(To Prospectus Dated May 29, 2025)

PRICING TERM SHEET

November 19, 2025

Eos Energy Enterprises, Inc.

35,855,647 shares of Common Stock

The information in this pricing term sheet supplements Eos Energy Enterprises, Inc.’s preliminary prospectus supplement, dated November 18, 2025 (the “Preliminary Prospectus Supplement”), relating to a registered direct offering of common stock (the “Offering”), and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. Terms used, but not defined, in this pricing term sheet have the respective meanings set forth in the Preliminary Prospectus Supplement. As used in this pricing term sheet, “we,” “our” and “us” refer to Eos Energy Enterprises, Inc. and not to its subsidiaries.

Issuer	Eos Energy Enterprises, Inc.

Securities Offered	35,855,647 shares of common stock, $0.0001 par value per share, of Eos Energy Enterprises, Inc. (the “Common Stock”).

Ticker / Exchange for Common Stock	EOSE / Nasdaq Capital Market (“NASDAQ”).

Last Reported Sale Price per Share of Common Stock on NASDAQ on November 19, 2025	$12.78.

Offering Price per Share of Common Stock	$12.78.

Trade Date	November 20, 2025.

Settlement Date	November 24, 2025, which is the second trading day after the Trade Date (this settlement cycle being referred to as “T+2”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally must settle in one business day, unless the parties to the trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Common Stock issued in this placement before the business day before the Settlement Date must, because the Common Stock issued in this placement will initially will settle T+2, specify an alternate settlement cycle at the time of such trade to prevent a failed settlement. Those purchasers should consult their advisors.

Concurrent Notes Offering; Repurchase of Existing Convertible Notes	On November 19, 2025, we announced the pricing of our previously announced private offering (the “Concurrent Notes Offering”) of $525,000,000 aggregate principal amount of 1.75% convertible senior notes due 2031 (the “Notes”). The offering size was increased from the previously announced offering size of $500,000,000 aggregate principal amount of Notes. The issuance and sale of the Notes are scheduled to settle on November 24, 2025, subject to customary closing conditions. We granted the initial purchasers of the Concurrent Notes Offering an option to purchase, for settlement within a period of 13 days from, and including, the date the Notes are first issued, up to an additional $75,000,000 principal amount of Notes. The Concurrent Notes Offering is being made pursuant to a confidential offering memorandum only to qualified institutional buyers (as defined in Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”)) in transactions that are exempt from the registration and prospectus-delivery requirements of the Securities Act. This pricing term sheet does not constitute an offer to sell, or the solicitation of an offer to buy, any securities being offered in the Concurrent Notes Offering. See “The Concurrent Offering” in the Preliminary Prospectus Supplement.

The Notes will accrue interest at a rate of 1.75% per annum, payable semi-annually in arrears on June 1 and December 1 of each year, beginning on June 1, 2026. The initial conversion rate of the Notes is 61.3704 shares of Common Stock per $1,000 principal amount of Notes, which represents an initial conversion price of approximately $16.29 per share of Common Stock. The conversion rate and conversion price will be subject to adjustment upon the occurrence of certain events.

We estimate that the net proceeds to us from the Concurrent Notes Offering, if it is consummated, will be approximately $507.9 million (or approximately $580.5 million if the initial purchasers of the Concurrent Notes Offering fully exercise their option to purchase additional Notes), after deducting the initial purchasers’ discounts and commissions.

In addition, concurrently with the pricing of the Offering, we entered into certain separate, privately negotiated transactions with a limited number of holders of our 6.75% Convertible Senior Notes due 2030 (the “Existing 2030 Convertible Notes”) (collectively, the “Repurchases”) to repurchase $200.0 million principal amount of our Existing 2030 Convertible Notes for approximately $564.6 million.

The completion of the Offering is contingent on the completion of the Concurrent Notes Offering, but the completion of the Concurrent Notes Offering is not contingent on the completion of the Offering.

Use of Proceeds	We estimate that the proceeds to us from the Offering will be approximately $458.2 million, before deducting our estimated offering expenses. We intend to use the proceeds from the Offering, together with the net proceeds from the Concurrent Notes Offering, (i) to repurchase $200.0 million aggregate principal amount of the Existing 2030 Convertible Notes in separate, privately negotiated transactions with a limited number of holders of our Existing 2030 Convertible Notes for approximately $564.6 million and (ii) for general corporate purposes. See “Use of Proceeds” in the Preliminary Prospectus Supplement.

Placement Agent	Goldman Sachs & Co. LLC

CUSIP / ISIN Numbers for the Common Stock	29415C101 / US29415C1018.

We have filed a registration statement (including a prospectus) and the Preliminary Prospectus Supplement with the SEC for the Offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement and the prospectus in that registration statement and other documents we have filed with the SEC for more complete information about us and the Offering. You may get these documents free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, the placement agent or any dealer participating in the offering will arrange to send you the Preliminary Prospectus Supplement (or, when available, the final prospectus supplement) and the accompanying prospectus upon request to: the Company at ir@eose.com.

The information in this pricing term sheet is not a complete description of the Common Stock. You should rely only on the information contained or incorporated by reference in the Preliminary Prospectus Supplement and the accompanying prospectus, as supplemented by this pricing term sheet, in making an investment decision with respect to the Common Stock.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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